                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            NPS Pharmaceuticals, Inc.

--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.001 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    62936P103
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                                 (CUSIP Number)

                Donald F. Parman, SmithKline Beecham Corporation
                   One Franklin Plaza, Philadelphia, PA 19102
                             Telephone 215-751-7633

--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                December 5, 1997
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 62936P103                                            PAGE 2 OF 7 PAGES

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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      SmithKline Beecham plc
      98-010920
-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) /x/
                                                                         (b) / /
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3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(D) OR 2(E)                                                    / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

      England
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           160,000
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    160,000
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      160,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      1.3%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 62936P103                                         PAGE 3 OF 7 PAGES

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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      S.R. One, Limited
      23-1729901
-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) /x/
                                                                         (b) / /
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(D) OR 2(E)                                                    / /

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

      Pennsylvania Business Trust
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           1,163,801  (Including 5,700 stock options)
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                     1,163,801 (Including 5,700 stock options)
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,163,801 (Including 6,500 stock options)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      9.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 4 of 7 Pages

Item 1.  Security and Issuer.

            Common Stock, $.001 Par Value

            NPS Pharmaceuticals, Inc.
            420 Chipeta Way, Suite 240
            Salt Lake City, UT  84108-1256


Item 2.  Identity and Background.

            (a) S.R. One, Limited ("SRO"), a Pennsylvania business trust, is a venture capital company.

                  SmithKline Beecham plc ("SBplc"), a company organized under the laws of England, discovers, develops, manufactures and markets pharmaceuticals, vaccines, over-the-counter medicines and health-related products, and the provision of healthcare services including clinical laboratory testing, disease management, and pharmaceutical benefit management.

                  Collectively, SRO and SBplc are sometimes referred to as the "Group".

            (b) The principal business address for SRO is:

                  565 East Swedesford Road
                  Suite 315
                  Wayne, Pennsylvania  19087

                  The principal business address for SBplc is:

                  New Horizons Court
                  Brentford
                  Middlesex
                  ENGLAND  TW8 9EP


            (c) Information concerning the Group is set forth in response to
Item 2(a) above.

            (d) During the last five years, the Group has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

            (e) During the last five years the Group was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

            (f) Not applicable.



Item 3.  Source and Amount of Funds or Other Consideration.

       Source of Funds:        Working Capital
       Consideration:            $1,954,000



Item 4.  Purpose of Transaction.

            The Group intends to review from time to time the business affairs and financial position of the Issuer. Based on such evaluation and review, as well as general economic and industry conditions existing at the time and the Group's own financial plans, the Group may consider from time to time various alternative courses of action. Such actions may include the acquisition of additional shares through open market purposes, privately negotiated transactions or otherwise. Alternatively, such actions may involve the sale of all or a portion of the shares in the open market, in privately negotiated transactions, through public offering or otherwise. All of the securities acquired have been purchases for investment purposes.

                                                               Page 5 of 7 Pages


Item 5.  Interest in Securities of the Issuer.

                  (a)  Amount and Percent Beneficially Owned

                  Reporting Person    No. of Shares    Percent
                  SRO                 1,163,801(1)        9.6%
                  SBplc                 160,000           1.3%
                                                          ---
                                                         10.9%

      (1) Includes 5,700 shares which SRO has right to acquire by exercise of stock options.


            (b) The respective members of the Group have sole power to vote and to dispose of all of the shares of Common Stock identified in subparagraph (a) above, except for the shares covered by stock options as set for in note (1) thereto. In the event of the purchase of such shares, SRO would have the sole power to vote and dispose of all the shares of Common Stock issued upon such purchase. Until such purchase SRO has no sole or shared power to vote or dispose of any of the stock options.

            (c) In connection with the Issuer's initial public offering ("IPO") in May 1994, SRO received 1,701,301 shares of Common Stock upon conversion of Preferred Stock purchased by SRO prior to the IPO. In June 1994, SRO purchased an additional 90,000 shares at $5.50 per share. Director stock options with repect to 5,700 shares of Common Stock granted to SRO's representative on the Issuer's Board of Directors have been transferred to SRO and have not yet been exercised. In addition, 1,800 shares of Common Stock granted to SRO's representative as consideration for Board service have been transferred to SRO. In December 1996, SRO sold 505,000 shares through open market transactions at an average price of $9.87 per share. On December 5, 1997, SBplc purchased 160,000 shares of Common Stock in a private placement at $12.2125 per share. SRO sold 130,000 shares of Common Stock in the open market in the following manner:

Registered Name        Transaction Date    No. of Shares    Price Per Share
S.R. One, Limited         12-05-97            20,000            $ 9.5313
S.R. One, Limited         12-10-97            60,000            $ 8.25
S.R. One, Limited         12-11-97            50,000            $ 8.25

            (d) The only transactions involving the Group and the Common Stock of the Issuer are the transactions referenced above.

            (e) Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationship With respect to Securities of the Issuer.

            None

Item 7.     Materials to be Filed as Exhibits.

            Exhibit 1. Joint Filing Agreement dated as of December 12, 1997.

                                                               Page 6 of 7 Pages

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in the Statement is true, correct and complete.

DATED:  December 15, 1997


                                                  ------------------------------

                                                               Page 7 of 7 Pages

                                    EXHIBIT 1


        The undersigned hereby agree, pursuant to Rule 13d-1(f)(1) under
Section 13(d) of the Securities Exchange Act of 1934, as amended, that (1) they shall cause a single Schedule 13D to be filed on behalf of both parties in respect of their ownership interests in the Common Stock of NPS Pharmaceuticals, Inc. and (2) S.R. One, Limited shall be authorized to sign said Schedule 13D and any amendments thereto on behalf of both members of the Group.

                                    S.R. ONE, LIMITED



                                    By:  /s/ Donald F. Parman
                                         --------------------
                                          Donald F. Parman
                                          Vice President
                                            and Secretary

                                    SMITHKLINE BEECHAM plc



                                    By:  /s/ Alison Dillon
                                         -------------
                                          Alison Dillon
                                          Deputy Secretary

DATED:  December 15, 1997